UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 1)

Under the Securities Exchange Act of 1934

NEXEON MEDSYSTEMS INC
(Name of Issuer)

Common Stock, $0.001 Par Value
(Title of Class of Securities)

65342G 203
(CUSIP Number)
Jamie Tunnell Harris 425 PMB 693 ST 1 Dorado, PR 00646 Phone: 817-602-1480
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 8, 2019
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 65342G 203	13G

1.	NAMES OF REPORTING PERSONS EAGLE EQUITIES, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Rosellini Family Irrevocable Trust UA Dated 09/24/2018 TAX ID: 66-6044660
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 402,785 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 402,785 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 402,785
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.90% (2)
12.	TYPE OF REPORTING PERSON (see instructions) OO

(1)	Represents shares held by Rosellini Family Irrevocable Trust UA Dated 09/24/2018 (the “Trust”). Jamie Tunnell Harris is the trustee of the Trust and has voting and dispositive power over the securities held by the Trust.

(2)	Based on the total of 2,023,646 outstanding shares of Common Stock as of January 9, 2019.

CUSIP No. 65342G 203	13G

1.	NAMES OF REPORTING PERSONS EAGLE EQUITIES, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jamie Tunnell Harris
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 402,785 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 402,785 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 402,785
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.90% (2)
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Represents shares held by the Trust. Jamie Tunnell Harris is the trustee of the Trust and has voting and dispositive power over the securities held by the Trust.

(2)	Based on the total of 2,023,646 outstanding shares of Common Stock as of January 9, 2019.

CUSIP No. 65342G 203	13G

Item 1.

(a)	Name of Issuer NEXEON MEDSYSTEMS INC

(b)	Address of Issuer’s Principal Executive Offices 1910 Pacific Avenue, Suite 20000 Dallas, Texas 75201

Item 2.

(a)	Name of Person Filing Rosellini Family Irrevocable Trust UA Dated 09/24/2018, and Jamie Tunnell Harris

(b)	Address of the Principal Office or, if none, residence 425 PMB 693 ST 1 Dorado, PR 00646

(c)	Citizenship Rosellini Family Irrevocable Trust UA Dated 09/24/2018 was formed in the United States. Ms. Harris is a citizen of the United States.

(d)	Title of Class of Securities Common Stock, $0.001 par value per share

(e)	CUSIP Number 65342G 203

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

(a)	Amount beneficially owned: 402,785 (1)

(b)	Percent of class: 19.90% (2)

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote: 0

	(ii)	Shared power to vote or to direct the vote: 402,785 (1)

	(iii)	Sole power to dispose or to direct the disposition of : 0

	(iv)	Shared power to dispose or to direct the disposition of: 402,785 (1)

(1)	Represents shares held by the Trust. Jamie Tunnell Harris is the trustee of the Trust and has voting and dispositive power over the securities held by the Trust.

(2)	Based on the total of 2,023,646 outstanding shares of Common Stock as of January 9, 2019.

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

N/A

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable

Item 8.  Identification and Classification of Members of the Group.

Not applicable

Item 9.  Notice of Dissolution of Group.

Not applicable

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 9, 2019	Rosellini Family Irrevocable Trust UA Dated 09/24/2018

	By:	/s/ Jamie Tunnell Harris
	Name:	Jamie Tunnell Harris
	Title:	Trustee

Dated: January 9, 2019	/s/ Jamie Tunnell Harris
Jamie Tunnell Harris

Exhibit Number	Description
99.1	Joint Filing Agreement by and between Rosellini Family Irrevocable Trust UA Dated 09/24/2018 and Jamie Tunnell Harris (previously filed as Exhibit 99.1 to the Company’s Schedule 13G filed on December 12, 2018)

Exhibit 99.1

AGREEMENT TO FILE JOINT SCHEDULE 13G

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby consent to the joint filing on their behalf of a single Schedule 13G and any amendments thereto, with respect to the beneficial ownership by each of the undersigned of shares of the common stock of NEXEON MEDSYSTEMS INC., a Nevada corporation.  The undersigned hereby further agree that this statement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original, but all of which counterparts shall together constitute one and the same instrument.

Dated: December 21, 2018	Rosellini Family Irrevocable Trust UA Dated 09/24/2018

	By:	/s/ Jamie Tunnell Harris
	Name:	Jamie Tunnell Harris
	Title:	Trustee

Dated: December 21, 2018	/s/ Jamie Tunnell Harris
Jamie Tunnell Harris